Exhibit 8.1

Subsidiaries of Silicon Motion Technology Corporation

Name of Entity	Jurisdiction of Incorporation
FCI Inc.	Korea

Silicon Motion BV	The Netherlands

Silicon Motion K.K.	Japan

Silicon Motion Korea Ltd.	Korea

Silicon Motion Technology (HK) Ltd.	Hong Kong

Silicon Motion, Inc.	California

Silicon Motion, Inc.	Taiwan

Silicon Motion, Inc. (Beijing)	China

Silicon Motion, Inc. (Shanghai)	China

Silicon Motion, Inc. (Shenzhen)	China

Shannon Systems	China